September 26, 2013

Via Electronic Submission

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cherry Hill Mortgage Investment Corporation
Registration Statement on Form S-11
File No. 333-188214

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Barclays Capital Inc. and Morgan Stanley & Co. LLC, as representatives of the several Underwriters, hereby join in the request of Cherry Hill Mortgage Investment Corporation that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on September 30, 2013 at 4:00pm, New York City time, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: September 26, 2013

(ii)	Dates of distribution: September 26, 2013 - September 26, 2013

(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 7

(iv)	Number of prospectuses so distributed: approximately 3,884

(v)	We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

BARCLAYS CAPITAL INC.
MORGAN STANLEY & CO. LLC

By: Barclays Capital Inc.

By	/s/ Victoria Hale
Name:	Victoria Hale
Title:	Vice President

By: Morgan Stanley & Co. LLC

By	/s/ Katerina Pergola
Name:	Katerina Pergola
Title:	Vice President